

June 30, 2010

Mr. Stephen C. Richter
Chief Financial Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive
P.O. Box 924133
Houston, TX 77292-4133

     RE: **Weingarten Realty Investors**
                    Form 10-K for the period ended December 31, 2009
                    Filed March 1, 2010
                    Schedule 14A filed March 26, 2010
                    File No. 0-12423

Dear Mr. Richter:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                  Sincerely,

                                  Daniel L. Gordon
                                  Branch Chief